

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

<u>Via E-mail</u>
James Manley
President
Knight Knox Development Corp.
Kemp House, City Road
London, England EC1V 2NX

> **Re: Knight Knox Development Corp**
> **Registration Statement on Form S-1**
> **Filed October 8, 2014**
> **File No. 333-199213**

Dear Mr. Manley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    • Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
- You have a net loss of $15,269 to date and you have not generated any revenues to date;
- You have assets of only $14,731 consisting only of cash; and
- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you are a blank check company and whether your business plan includes the plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Summary of Prospectus, page 3

3. We note your disclosure that you will use the domain "www.offeritnow.com" to conduct your services. In this section or in the appropriate section in the filing, please disclose whether you own the domain name.

4. We note your disclosure throughout the filing that you have incurred $15,269 in expenses since inception. In this section, or in the appropriate sections throughout the filing, please disclose what activities comprised these expenses. In this regard, we note your disclosure that you have a $2,500 per month expense rate.

Risk Factors, page 6

5. We note your disclosure that you will have a non-U.S. resident officer and director. Please provide a risk factor discussing the difficulties U.S. stockholders may face in effecting service of process against your officer and director. This risk factor should address the risk U.S. stockholders face in: effecting service of process within the United States on your officers; enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers; enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Description of Business, page 15

Principal Products, Services and Their Markets, page 15

6. Please disclose what geographical markets you plan on serving once you are operational. In this regard, we note statistical information citing both European and American markets. If you intend to conduct business internationally, please tell us what consideration was given to including a risk factor discussing the risks associated with international e-commerce.

7. With respect to third-party statements in this section - such as market data from Forrester Research- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

8. Please enhance your disclosure regarding the "classified" and "auction" sections of your planned business. Please discuss how each section will operate, generate revenue, associated costs, and any other material differences.

9. We note your disclosure stating the ways in which you will generate revenue from your website. To the extent possible, please disclose the fees you will charge for transactions occurring on your website and the amounts you will charge for third party advertising.

Plan of Operations, page 16

10. We note your disclosure that you have hired an independent contractor to design and develop your website. Please disclose the material terms of the contract between the company and the contractor.

11. We note your disclosure that your sole officer may not be able to resolve any problems occurring with your website after it has become operational. Please add a risk factor discussing this risk.

Competitive Business Conditions and Strategy…, page 16

12. Please revise this section to include a discussion of your competitive positioning within the e-commerce industry, as well as the methods by which you plan on competing within this industry. Please tell us what consideration was given to discussing the presence of eBay and Amazon as competitors in the e-commerce industry. Please refer to Item 101(h)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition…, page 19

13. Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations. Please provide insight into material opportunities, challenges, and risks on which management is most focused for both the short term and long term as well as the actions it is taking to address such opportunities, challenges, and risks. Please discuss how these opportunities, challenges, and risks will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss any trends concerning changing prices or availability of products. Please see Item 303(a)(3)(ii) of Regulation S-K.

14. Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

Directors and Executive Officers, page 22

15. Please clarify whether Mr. Manley currently holds any position with snapitup.com. If so, please disclose in an appropriate place the apparent conflict of interest that exists between his involvement with two businesses that appear to have very similar business plans.

Dilution, page 23

16. It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

17. Please also include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Financial Statements, page 25

Statements of Operations, page 29

18. We note that basic and diluted net loss per common share for the year ended August 31, 2014 as $(0.00). In other places, such as in Selected Financial Data on page 18 and in Note 2 on page 32, net loss per share is shown as $(0.01). Please revise to be consistent throughout your document. Please also revise the weighted average common shares as appropriate.

Exhibit 5.1

19. We note the statement in the opinion that "the Shares will be registered for sale or transfer by the holders thereof pursuant to the provisions" of the registration statement. Please revise this statement given that the registration statement covers the sale – not the sale or transfer – of the Shares by the company – not by third party holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director